Exhibit 99.3

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 11/26/09 FOR PYPO CHINA HOLDINGS LIMITED
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** **

PYPO CHINA HOLDINGS LIMITED SPECIAL MEETING TO BE HELD ON 11/26/09 FOR HOLDERS AS OF 10/26/09 * ISSUER CONFIRMATION COPY – INFO ONLY *			2-I -$
1 1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.		THIS SPACE INTENTIONALLY LEFT BLANK
G7304Y***
PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

1*- THAT THE NAME OF THE COMPANY BE CHANGED FROM PYPO CHINA HOLDINGS --››› LIMITED TO FUNTALK CHINA HOLDINGS LIMITED.	FOR --››› 1 0019900 FOR --››› 2 0019900		X
2*- THAT CLAUSE 1 OF THE COMPANY’S MEMORANDUM OF ASSOCIATION BE -----------››› DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING: “1. THE NAME OF THE COMPANY IS FUNTALK CHINA HOLDINGS LIMITED.”		DO NOT USE	3
G7304Y***

3*-   THAT THE DEFINITION OF “COMPANY” IN CLAUSE 1
OF THE COMPANY’S -------------›››
ARTICLES OF ASSOCIATION BE DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:  “COMPANY” FUNTALK CHINA HOLDINGS LIMITED, A CAYMAN ISLANDS EXEMPTED COMPANY LIMITED BY SHARES.”
*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
	FOR --››› 3 0019900	DO NOT USE DO NOT USE
PLACE “X” HERE IF YOU PLAN TO ATTEND ______ AND VOTE YOUR SHARES AT THE MEETING ______

*NOTE* PLEASE BE ADVISED THAT THE ONLY VALID VOTING OPTIONS FOR THE ABOVE PROPOSALS ARE EITHER “FOR” OR “AGAINST” ONLY.
*NOTE* IN ORDER TO HAVE YOUR SHARES VOTED, YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN NOVEMBER 24, 2009.
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51 MERCEDES WAY EDGEWOOD NY 11717
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MATERIALS ELECTION		DO NOT USE	PYPO CHINA HOLDINGS LIMITED S. 3/F CHANG’AN XING RONG CENTER NO. 1 NAOSHIKOU AVE. XICHENG DIST., BEIJING 100031 CHINA

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As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy.  Check the box to the right if you want to receive future proxy materials by mail at no cost to you.  Even if you do not check the box, you will have the right to request a free set of proxy materials upon receipt of a Notice.
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